Exhibit (a)(5)(xxi)

FOR IMMEDIATE RELEASE

ICAHN COMMENTS ON LIONS GATE ENTERTAINMENT CORP.

New York, New York, June 28, 2010

Contact: Susan Gordon (212) 702-4309

Carl C. Icahn today issued the following statement:

Some Lions Gate shareholders have asked: If Carl Icahn is so concerned about the near-term future of Lions Gate, what is the reason he is offering to pay us $7 per share, especially when the stock was as low as $4.85 only a few months ago? This is a legitimate question. It is true that I am very concerned about the future of Lions Gate and its present path. I have been a shareholder for four and a half years and, during this period, the stock declined from a high of over $12 to $4.85 several months ago. I believe the reason it has now climbed back to $7 is due to two artificial stimuli:

•	my any and all tender offer at $7 per share; and

•

the fact that Lions Gate just joined the Russell 2000 Index. On Friday, by my calculation, 5 million shares were purchased at the closing price by index funds forced to purchase because of the “Russell listing”. Since Lions Gate was listed on Friday, this stimulus is over.

Since February, when the stock was $4.85, in my opinion, nothing positive has happened to enhance “real” value. In fact, the value of film libraries since then has declined precipitously in my opinion. Additionally, Lions Gate’s adjusted EBITDA for 2010, recently announced by the company, was only $82 million. After interest, the cash flow before deducting cap ex was only $24 million. It is interesting to note that this $24 million would be obliterated by only a 25% decline in film library income (based on the current decline in DVD sales, this is certainly within the realm of possibility). In light of these facts and the fact that there are no longer large purchases from index funds related to the Russell Index, I cannot help but wonder who will purchase stock when my tender expires on Wednesday.

The question still remains: Why, in light of the above, am I paying such a large premium for Lions Gate’s shares? The answer is as follows: I believe, in the long term, there is great potential for a distributor – not a producer – of independent films. There is also great potential for the TV business. However, for Lions Gate to prosper, it must cut way back on SG&A which is now running at an absurd $180 million per year. Lions Gate must also “clean up” its balance sheet. In order to accomplish this, Lions Gate must stop producing big budget films and must stop wasting time trying to acquire another film library. Tying two one-legged men together does not mean they will run faster – in fact it will slow them down.

Over the past several years, I have met with management and have made my views known on many occasions but it became clear that Lions Gate’s board and management’s views of the road Lions Gate should take was diametrically opposed to the one I have just outlined. I therefore determined in February that the only way to realize the potential for

Lions Gate was to increase my position because, simply put, the more stock I own the more influence I will have to change the make-up of the board and reverse the direction the company is now taking. To a large degree, the tender offer has already served its purpose in that, to date, I have already through the offer purchased over 15 million shares, making me the current owner of more than 37 million shares, equating to 32% of the company. However, obviously the more stock I purchase through the tender offer the more influence I will have.

I hope you agree with my vision for Lions Gate. But whether you do or not, I believe, based on the above, there is one fact that is almost a certainty. I firmly believe that after the expiration of my tender offer – which will not be extended – the price that Lions Gate will trade at will be lower than $7.00 per share.

The Icahn Group’s offer to purchase any and all of Lions Gate’s outstanding common shares for $7.00 in cash per share expired on June 16, 2010, at which time the Icahn Group promptly took up and paid for all shares that were tendered. A subsequent offering period commenced on June 17, 2010 and will end on June 30, 2010 in order to permit additional tenders. The price paid to shareholders tendering during the subsequent offering period will be the same as that in the offer. Shareholders with questions about the tender offer may call D.F. King & Co., Inc., the Information Agent, toll-free at 800-859-8511 (banks and brokers call 212-269-5550).

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE OFFER DESCRIBED ABOVE. THE OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE DATED MARCH 1, 2010, AS AMENDED, THAT THE ICAHN GROUP DISTRIBUTED TO HOLDERS OF COMMON SHARES AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) AS EXHIBITS TO ITS AMENDED SCHEDULE TO AND WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR. HOLDERS OF COMMON SHARES SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND ALL AMENDMENTS THERETO BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. HOLDERS OF COMMON SHARES MAY OBTAIN A FREE COPY OF THE AMENDED SCHEDULE TO, THE OFFER TO PURCHASE, THE AMENDMENTS THERETO AND OTHER DOCUMENTS THAT THE ICAHN GROUP WILL BE FILING (1) WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV AND (2) WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR AT WWW.SEDAR.COM.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE SHAREHOLDERS OF LIONS GATE ENTERTAINMENT CORP. (“LIONS GATE”) FOR USE AT ITS ANNUAL GENERAL MEETING, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE

PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF LIONS GATE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV AND ON SEDAR AT WWW.SEDAR.COM. INFORMATION RELATING TO PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE AMENDED SCHEDULES TO FILED WITH THE SEC AND ON SEDAR ON MARCH 19, 2010 AND APRIL 16, 2010.